Exhibit 99.1

Akanda Corp. Announces Pricing of Underwritten Public Offering

London, March 25, 2024 – Akanda Corp. ("Akanda" or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, today announced that it has entered into a firm commitment underwriting agreement with Univest Securities, LLC, as underwriter, whereby Univest has agreed to purchase up to 41,084,634 common shares or pre-funded warrants at a public offering price of $0.1217 per share or $0.1216 per pre-funded warrant in an underwritten public offering.

The gross proceeds to Akanda are estimated to be approximately $5,000,000 before deducting the underwriter fees and other offering expenses. The offering is expected to close on about March 27, 2024, subject to the satisfaction of customary closing conditions. Akanda plans to use the proceeds from the offering for capital expenditures, operating capacity, working capital, general corporate purposes and the refinancing or repayment of existing indebtedness and acquisitions of complementary products, technologies or businesses.

The securities described above are being offered by Akanda pursuant to a registration statement on Form F-1, as amended (File No. 333-277182), previously filed with and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on March 19, 2024. A final prospectus relating to the offering will be filed with the SEC and will be available free of charge on the SEC’s website at http://sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.